January 9, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (212) 793-5300

Vikram Pandit
CEO
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re:** **Citigroup Inc.**
> **Definitive 14A**
> **Filed March 13, 2007**
> **File No. 01-9924**

Dear Mr. Pandit:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel